KWESST provides update on CFO replacement, defence contracts in progress, upcoming participation at CANSEC, and confirms filing of Q2 financials.

May 17, 2023 - Ottawa - KWESST Micro Systems Inc. (TSXV: KWE and KWE.WT.U;  NASDAQ: KWE and KWESW; ("KWESST" or "the Company")  today updated shareholders on its search for a permanent CFO, the potential increase in scope and value of two of its defense contracts, it's participation at the annual Canadian defence show in Ottawa, and confirmed filing of its financial results for Q2 of Fiscal 2023.

On March 1st, 2023 KWESST announced that it expected to have a permanent CFO in place by April.  "The national recruiting firm conducting the search surfaced some excellent candidates, so we extended the process to give due consideration to the top contenders," said  David Luxton, Executive Chairman and interim CFO.  "We are now concluding on a finalist candidate and expect to announce his appointment before the end of May."

The Company also commented on two of its existing contracts with additional details on the nature, value and scope.

The contract for software systems engineering for the Canadian Department of National Defence ("DND") announced May 2nd, KWESST is a Joint Venture with Thales Canada Inc. and Modis Canada Inc., with a total value to the Joint Venture of $136 million, as announced by DND May 2nd.  "This contract is referred to as the 'DSEF' program and was a very strategic win," said Luxton.  "We expect it to be the catalyst for a number of other major opportunities in play."  KWESST added that it is in kick-off discussions with its partners on the DSEF contract to increase the scope of work it will perform and to make an earlier start, possibly as soon as June with full ramp-up by the Autumn.

On a second contract, KWESST said it is in similar discussions with its NATO customer for the Company's Battlefield Laser Detection System (BLDS) to add to the scope of work and value of the project.  "We believe that this order, announced December 12th, 2022, could result in a larger scope of work for the end-user customer, who has expressed interest in the wider capabilities of the BLDS system which would expand the project," said Luxton.

The Company said that, If confirmed, the increases in scope of work and value of both the DSEF and BLDS programs could be material and would favourably impact cash flow.

KWESST also announced today that it will have a prominent participation at CANSEC 2023, May 31st and June 1st, in Ottawa, Canada.  CANSEC is Canada's signature annual defence show, and KWESST will be showcasing the latest in its Digitization and Counter-Threat systems and capabilities, plus its line of new Non-Lethal products.

The Company also confirmed that it filed its Q2 financial results for Fiscal 2023 on SEDAR on May 11th, 2023.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems that meet the requirements of security forces and personal defense for overmatch capability against adversaries. The company's current portfolio of unique proprietary offerings includes its unique non-lethal PARA OPSTM system with application across all segments of the non-lethal market, including law enforcement and personal defense. KWESST is also engaged in the digitization of tactical forces for shared situational awareness and targeting with its signature TASCS (Tactical and Situational Control System) for real-time awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with ATAK. The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/.

Contact: David Luxton, Executive Chairman and Interim CFO, luxton@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may include, but are not limited to: anticipated timing of new CFO announcement, commencement of work with our joint venture partners under the DND contract award, increase of scope of work and revenue of such DND contract, increase in the scope of work and value of the BLDS contract and anticipated impacts on cash flow resulting from such increases. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST being unsuccessful in attracting the candidate retained for the position of CFO, the increase in scope of work and value of the DND contract and the BLDS project being less than anticipated, thereby having a lesser positive impact on the Company's cash flow, KWESST's inability to secure contracts and orders for its products in 2023 and onwards for reasons beyond its control, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.